NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 11, 2010

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Augusta Resource Corporation (the "Corporation") will be held at the Terminal City Club, in the President’s Room, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Friday June 11, 2010, at 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2009, together with the Auditors' report thereon;

2.	To appoint Ernst & Young LLP, Chartered Accountants as Auditors until the next annual meeting, and to authorize the Directors to fix their remuneration;

3.	To fix the number of directors at eight and to elect Directors of the Corporation for the ensuing year;

4.

To consider, and if thought appropriate, approve a special resolution amending paragraph 8 of the Articles of Continuance of the Corporation. The full text of the special resolution is set out in the Management Proxy Circular accompanying this Notice of Meeting;

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Proxy Circular, a Form of Proxy, and a form whereby shareholders may request that the Corporation's annual and/or interim financial statements and corresponding management discussion and analysis be mailed to them.

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the meeting are requested to date, complete and sign the enclosed form of proxy and return it in the addressed envelope provided for that purpose. To be valid, the completed form of proxy must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

Dated this11th day of May 2010
BY ORDER OF THE BOARD OF DIRECTORS
“Gil Clausen”
GIL CLAUSEN
President & CEO